Exhibit 99.1

SilverCrest Exceeds 2012 Production Market Guidance
Announces Q4 Results and 2013 Guidance

TSX‐V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. January 16, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce full year and Q4 production figures for 2012 from its 100% owned Santa Elena Mine located in Sonora, Mexico and provide production and cost guidance for 2013.

2012 Operating Highlights for Santa Elena

●  Produced 579,609 ounces of silver in 2012, exceeding market guidance by 33% of original estimation of 435,000 ounces of silver.

●  Produced 33,004 ounces of gold in 2012, just below market guidance of 33,500 ounces.

●  Produced 2.37 million ounces of silver equivalent using a Ag:Au average ratio of 54.3:1.

●  In Q4 surpassed “One Million Ounces of Silver” produced project to date plus a quarterly record of 153,863 ounces silver.

●  Crusher throughput averaged 3,162 tonnes per day, 26% above the daily designed capacity of 2,500 tonnes per day.

●  Completed Phase II leach pad construction on schedule and on budget adding 2 years of capacity.

●  Installed new conveyor and stacker system for ore transport to the leach pad reducing operating costs.

●  Secured major long lead time items for construction of a new conventional 3,000 tpd CCD processing facility during 2013.

●  Underground decline development progressed to approximately 1,050 metres in length.

●  Completion of approximately 30,000 metres of drilling which;

    o 1)   confirmed and detailed underground resources to be converted to reserves,
    o 2)   discovered the new high grade “El Cholugo” gold and silver zone adjacent to the Main Mineralized Zone currently being mined and
    o 3)  extended the Main Mineralized Zone more than 200 metres along strike and down plunge.

J. Scott Drever, President stated; “2012 was a very successful year for SilverCrest that marked our first full year in commercial production. Management congratulates our operating team for delivering on its commitments and meeting or exceeding our production targets. Santa Elena exceeded silver initial production guidance by 33% and produced 2.37 million silver equivalent ounces in 2012. We look forward to another exciting year at Santa Elena, remaining focused on continuing steady production, optimizing operations, and ensuring the expansion plan to double metal production in 2014 is kept on schedule and within budget.” During the fourth quarter of 2012, Santa Elena operations produced a record 153,863 silver ounces or 17% more than the same quarter in 2011. Silver production continues to set quarterly records due to improvement in recoveries and higher grade ore being loaded on the Phase II leach pad. Gold production of 7,831 ounces was consistent with budget but 18% below the same quarter in 2011. Open pit tonnes and grades continue to reconcile closely with the geological block model and mine plan. All aspects of operations continue to function well. The crushing circuit had an excellent fourth quarter with average throughput of 3,355 tonnes per day, 3% below the same quarter in 2011 and 34% above the daily design capacity of 2,500 tonnes per day.

Santa Elena Mine Operating Highlights	2012	2011	Q4 2012	Q4 2011
Silver ounces produced	579,609	377,071	153,863	131,045
Gold ounces produced	33,004	26,969	7,831	9,536
Silver equivalent ounces produced (1)	2,371,755	1,737,458	588,948	667,805

Silver ounces sold	588,312	344,724	171,714	120,199
Gold ounces sold	34,834	23,962	8,444	9,702
Silver equivalent ounces sold (1)	2,477,623	1,570,106	640,856	666,303

Tonnes ore mined	1,092,305	979,464	301,295	326,496
Tonnes waste mined	4,640,700	3,579,045	924,927	1,310,764
Waste / ore ratio	4.25	3.65	3.07	4.01
Ore tonnes crushed	1,157,226	1,007,716	308,693	318,928
Average ore tonnes crushed per day	3,162	2,761	3,355	3,467
Average silver ore grade (gpt) loaded on pad	47.95	44.81	59.59	49.55
Average gold ore grade (gpt) loaded on pad	1.43	1.82	1.42	1.90
Silver ounces delivered to pad	1,784,118	1,511,807	591,441	524,375
Gold ounces delivered to pad	53,296	61,279	14,089	20,094

Ag : Au Ratio (1)	54.3:1	50.4:1	55.6:1	56.3:1
(1) Silver equivalence is based on market spot prices per ounce of silver and gold at the quarter and year end dates. All numbers are rounded.

In 2012, virtually all operating parameters exceeded those of 2011 with the exception of the gold grade and gold ounces delivered to the pad. During the year the cut off grade was reduced from 0.38 gpt Au eq. to 0.20 gpt Au eq. (applies a 55:1 Ag:Au ratio, metallurgical recoveries, operating costs and current metal prices) which provided more reserve tonnes but with a lesser reported gold grade. In addition, much of the planned mining in 2012 was scheduled in a portion of the open pit which was of a lower grade when compared to those gold grades mined in 2011. Gold, along with silver grades are anticipated to increase in 2013.

2013 Operating Targets and Capital Expenditure Guidance

•	Produce 625,000 ounces of silver and 33,000 ounces of gold (2.4 million ounces of silver equivalent, Ag:Au 55:1) with consistent production levels expected each quarter.
•	Estimated cash cost of $8.50 per silver equivalent ounce (Ag:Au 55:1).
•	Major Capital Expenditures Estimates for Santa Elena Mine;
	o Expansion Capital - Mill facility:	$53.2 million
	o Expansion Capital - U/G Mine Development:	$ 7.8 million
	o Expansion Drilling and PFS	$ 3.5 million
	o Sustaining Capital:	$ 1.0 million
•	Estimated Exploration Expenditures;
	o La Joya - drilling and PEA:	$ 6.5 million
	o La Joya - Property Acquisition Payment:	$ 4.0 million

The Company is targeting 2013 year end for the completion of the new mill facility with commercial production expected in the first quarter of 2014. Exploration expenditures may be adjusted throughout the year depending on success.

The Qualified Person under National Instrument (NI 43‐101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX VENTURE:SVL)(NYSE MKT:SVLC)(NYSE Amex:SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD‐LOOKING STATEMENTS

This news release contains "forward‐looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward‐looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward‐looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward‐looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company's status as a foreign private issuer in the United States; risks related to all of the Company's properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‐looking statements. The Company's forward‐looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

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